U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 6, 2012

VIA EDGAR TRANSMISSION

Ms. Mary Cole
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Direxion Funds (the “Trust”)
File Nos.: 333-28697 and 811-08243

Dear Ms. Cole:

The purpose of this letter is to respond to oral comments provided to Kevin Christy of K&L Gates LLP on January 26, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 118 to its Registration Statement on Form N-1A (the “Registration Statement”).  PEA No. 118 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on December 2, 2011, and will become effective on February 1, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus (Direxion Commodity Indexed Strategy Fund - Investment Objective)

1.	Please confirm supplementally that the Direxion Commodity Indexed Strategy Fund (“Commodity Fund”) is managed as an index fund.

The Trust responds by confirming that the Fund tracks the performance of the Auspice Broad Commodity Index and will be managed as an index fund.

Prospectus (Direxion Commodity Indexed Strategy Fund - Performance)

2.	Please consider including a statement that the Commodity Fund’s performance pursued prior to February 1, 2012 reflects a different investment strategy.

The Trust responds by adding the requested disclosure to the prospectus.

Prospectus (Direxion Currency Trends Strategy Plus Fund - Performance)

3.	Please inform the staff of how shareholders of the Direxion Currency Trends Strategy Plus Fund (“Currency Fund”) were notified of the change in its investment strategy.

The Trust responds by noting that the Trust provided shareholders of the Currency Fund with 60-days written notice of the changes through a prospectus supplement that was mailed to shareholders, posted to the Trust’s website and filed with the SEC.

Prospectus (Direxion Currency Trends Strategy Plus Fund – Important Information Regarding the Fund)

4.	Please consider including disclosure similar to the Trust’s monthly leveraged Funds that suggests that shareholders of the Currency Fund actively monitor their investments in the Currency Fund.

The Trust respectfully declines to add disclosure that suggests that shareholders of the Currency Fund actively monitor their investments in the Currency Fund (“Monitoring Disclosure”).

The Direxion Family of Funds includes Monitoring Disclosure in the prospectuses and statements of additional information for the series of the Direxion Shares ETF Trust that are daily leveraged investment products and for the Trust’s monthly leveraged mutual funds (collectively, the “Daily and Monthly Funds”).  These Daily and Monthly Funds include such Monitoring Disclosure in order to encourage investors in those products to actively monitor the exposure, or “beta”, of the Daily or Monthly Funds.  In particular, a Daily or Monthly Fund’s beta resets only daily or monthly, respectively (“Reset Date”).  These fixed Reset Dates cause the beta of a Daily Fund intra-day, and a Monthly Fund intra-month, to differ from its stated goal (i.e. 200% or 300%).  As such, if a shareholder purchased shares of a Daily or Monthly Fund intra-day or intra-month, respectively, the beta at which a shareholder invested in a Daily or Monthly Fund could be much higher or lower than 200% or 300% and the beta of the Fund would not be reset under the next Reset Date, regardless of how high or low that beta fluctuated.

Unlike the Daily and Monthly Funds, the Currency Fund implements a strategic overlay to maintain the beta of the Currency Fund continually at a range of 145% to 155%.  This strategic overlay will cause the Currency Fund to rebalance its portfolio throughout the month when intra-month market fluctuations cause the Currency Fund’s exposure to its underlying index to exceed 155% or fall below 145%, regardless of the length of time before the next Reset Date.  Because the Currency Fund will rebalance the beta of the Fund in order to keep it continually within a 5% range of the Currency Fund’s stated goal of 150%, shareholders of the Currency Fund are not expected to actively monitor their investments in the Currency Fund, unlike shareholders that invest in the Daily or Monthly Funds.

Prospectus (Principal Investment Risks – All Funds)

5.	Please consider removing the cross-references included in the descriptions of the Principal Investment Risks.

The Trust responds by removing the cross-references in this section.

*     *     *     *     *     *

We trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Kevin Christy at (202) 778-9195 at K&L Gates LLP or Adam Henkel at U.S. Bancorp Fund Services, LLC at (312) 325-2037.

Sincerely,

Direxion Funds

/s/ Daniel D. O’Neill

Name: Daniel D. O’Neill
Title:  President

cc:           Robert J. Zutz, K&L Gates LLP
Francine J. Rosenberger, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC
Adam R. Henkel, U.S. Bancorp Fund Services, LLC